

May 23, 2014

<u>Via E-mail</u>
Candice J. Wells
Vice President, Assistant General Counsel
        and Corporate Secretary
Linn Energy, LLC
600 Travis Street, Suite 5100
Houston, TX 77002

> **Re:** **Linn Energy, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 27, 2014**
> **File No. 0-51719**
>
> **LinnCo, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 1-35695**

Dear Ms. Wells:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director